The first paragraph of the provisions of the Articles of Incorporation of the Corporation relating to the authorized capital stock of the Corporation, shall be amended to read as follows:

    Total Number of Authorized Shares. The Corporation shall be authorized to issue 15,000,000 shares of common stock, $2.50 par value per share.

 9. Classification of Directors

    The Board of Directors of the Corporation shall be divided into three classes, the respective terms of office of which shall end in successive years. The number of directors in each class shall be specified in the By-Laws and shall be as equal as possible.
    The directors of each class shall be elected for terms of three (3) years and until the election and qualification of their successors or until their earlier resignation, death or removal or disqualifi-cation from office. At each annual meeting of shareholders, the directors of only one class shall be elected, except directors who may be elected to fill vacancies. Vacancies in the Board of Directors, including vacancies resulting from an increase in the number of directors, shall be filled only by a majority of the remaining members of the Board of Directors, though less than a quorum, and each person so elected shall be a director until his or her successor is elected by the shareholders or until his or her earlier death, resignation or removal or disqualification from office. Notwithstanding anything contained in the Articles of Incorporation or in the By-Laws of the Corporation to the contrary the affirmative vote of at least sixty-six and two-thirds (66 2/3) percent of the outstanding shares of common stock entitled to vote generally in the election of directors, voting together as a single class, shall be required to alter, amend, adopt any provision inconsistent with or repeal this Article 9.